AMENDMENT #1 TO THE CONVERTIBLE PROMISSORY NOTE
ISSUED ON JUNE 9, 2016

THIS AMENDMENT #1 to the Note (as defined below) (the "Amendment") is made effective as of June 9, 2016, by and between Boston Carriers, Inc., a corporation incorporated in the Marshall Islands (the "Company"), and YP Holdings, LLC, a Texas limited liability company (the "Holder") (collectively the "Parties").

BACKGROUND

A. The Company issued that certain convertible promissory note to the Holder on June 9, 2016, in the original principal amount of $3,000,000.00 (the "Note").

B. The Company and Holder desire to amend the Note as set forth expressly below, to correct a typographical error in the Note.

NOW THEREFORE, in consideration of the execution and delivery of the Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. The following Section 3(g) shall be added to the Note, as originally intended by the Parties at the time of the issuance of the Note:

(g) **Beneficial Ownership Limitation**. In no event shall the Holder be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Notes or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso, provided, further, however, that the limitations on conversion may be waived by the Holder upon, at the election of the Holder, not less than 61 days' prior notice to the Company, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver).

2. This Amendment shall be deemed part of, but shall take precedence over and supersede any provisions to the contrary contained in the Note. Except as specifically modified hereby, all of the provisions of the Note, which are not in conflict with the terms of this Amendment, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of January 23, 2017.

Boston Carriers, Inc.

By: ____________________
Name: Antonios Bertsos
Title: Chief Executive Officer

YP Holdings, LLC

By: ____________________
Name: Michael W. Yurkowsky
Title: Manager